AMENDED SCHEDULE “A”

Amended as of the 30th day of September, 2004.

Employee

Salary:	$197,600 per annum

Holidays:	Six weeks per annum

Entities:	Redcorp Ventures Ltd. - Director

Other Benefits:	Medical, dental, AD&D and life insurance coverage provided to all senior management.

DYNAMIC OIL & GAS, INC.

Per:

/s/ Wayne Babcock
Authorized Signatory

/s/ Michael Bardell	/s/ Wayne Babcock
Authorized Signatory	Wayne Babcock (Employee)